UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2

(Amendment No.    )*

CALLON PETROLEUM COMPANY

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

13123X102

(CUSIP Number)

January 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.13123X102	Page 2 of 7 Pages

1.	Names of Reporting Persons Robert J. Raymond
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,481,363
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,481,363
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,363
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.

[2]

Based on 39,799,583 outstanding shares of common stock, par value $0.01, as of November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Securities and Exchange Commission on November 7, 2012.

13G
CUSIP No.13123X102		Page 3 of 7 Pages

1.	Names of Reporting Persons RR Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[3] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,481,363
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,481,363
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,363
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%[4]
12.	Type of Reporting Person (See Instructions) IA

[3]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.

[4]

Based on 39,799,583 outstanding shares of common stock, par value $0.01, as of November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Securities and Exchange Commission on November 7, 2012.

13G
CUSIP No.13123X102		Page 4 of 7 Pages

1.	Names of Reporting Persons RCH Energy Opportunity Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[5] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,379,822
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,379,822
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,379,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[6]
12.	Type of Reporting Person (See Instructions) PN

[5]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.

[6]

Based on 39,799,583 outstanding shares of common stock, par value $0.01, as of November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Securities and Exchange Commission on November 7, 2012.

13G
CUSIP No.13123X102		Page 5 of 7 Pages

1.	Names of Reporting Persons RCH Energy Opportunity Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[7] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,379,822
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,379,822
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,379,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[8]
12.	Type of Reporting Person (See Instructions) PN

[7]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.

[8]

Based on 39,799,583 outstanding shares of common stock, par value $0.01, as of November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Securities and Exchange Commission on November 7, 2012.

13G
CUSIP No. 13123X102		Page 6 of 7 Pages

Item 1	(a).	Name of Issuer

Callon Petroleum Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices

200 North Canal Street Natchez, Mississippi 39120

Item 2	(a).	Name of Persons Filing

Robert J. Raymond RR Advisors, LLC RCH Energy Opportunity Fund II GP, L.P. RCH Energy Opportunity Fund II, L.P.

Item 2	(b).	Address of Principal Business Office, or, if none, Residence

The principal business for all reporting persons:

3953 Maple Avenue, Suite 180 Dallas, Texas 75219

Item 2	(c).	Citizenship

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Energy Opportunity Fund II GP, L.P. and RCH Energy Opportunity Fund II, L.P. is a Delaware limited partnership.

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.01

Item 2	(e).	CUSIP Number

13123X102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

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CUSIP No. 13123X102		Page 7 of 7 Pages

Item 4.	Ownership

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person. The percent of class provided for each reporting person below is based on 39,799,583 outstanding shares of common stock, par value $0.01, as of November 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Securities and Exchange Commission on November 7, 2012.

(a) Amount beneficially owned: Robert J. Raymond: 2,481,363 RR Advisors, LLC: 2,481,363 RCH Energy Opportunity Fund II GP, L.P.: 2,379,822 RCH Energy Opportunity Fund II, L.P.: 2,379,822

(b) Percent of class: Robert J. Raymond: 6.2% RR Advisors, LLC: 6.2% RCH Energy Opportunity Fund II GP, L.P.:6.0% RCH Energy Opportunity Fund II, L.P.: 6.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Robert J. Raymond: 0 RR Advisors, LLC: 0 RCH Energy Opportunity Fund II GP, L.P.: 0 RCH Energy Opportunity Fund II, L.P.: 0

(ii) Shared power to vote or to direct the vote: Robert J. Raymond: 2,481,363 RR Advisors, LLC: 2,481,363 RCH Energy Opportunity Fund II GP, L.P.: 2,379,822 RCH Energy Opportunity Fund II, L.P.: 2,379,822

(iii) Sole power to dispose or to direct the disposition of: Robert J. Raymond: 0 RR Advisors, LLC: 0 RCH Energy Opportunity Fund II GP, L.P.: 0 RCH Energy Opportunity Fund II, L.P.: 0

(iv)

Shared power to dispose or to direct the disposition of:

Robert J. Raymond: 2,481,363

RR Advisors, LLC: 2,481,363

RCH Energy Opportunity Fund II GP, L.P.: 2,379,822

RCH Energy Opportunity Fund II, L.P.: 2,379,822

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Limited partners of RCH Energy Opportunity Fund II GP, L.P. and RCH Energy Opportunity Fund II, L.P. indirectly participate in the receipt of dividends from, and proceeds from the sale of, the shares of common stock. In addition, RR Advisors, LLC serves as investment adviser for certain separately managed accounts, and the holders of the securities in such accounts participate in the receipt of dividends from, and proceeds from the sale of, the shares of common stock held therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect or purpose, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2013

/s/ Robert J. Raymond
Robert J. Raymond

RR ADVISORS, LLC

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND II GP, L.P.

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND II, L.P.

By:	RCH Energy Opportunity Fund II GP, L.P., its General Partner

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

[Signature Page—Schedule 13G]